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                                 FORM 6-K
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                         REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of May 2003


                        COMMISSION FILE NO. 1-31690


                          TRANSCANADA CORPORATION
              (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


          450 - 1 STREET S.W., CALGARY, ALBERTA, T2P 5H1, CANADA
                  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

        Form 20-F                       Form 40-F        X
                   -------------                   -------------

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes                             No               X
                   -------------                   -------------
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A copy of the Registrant's News Release dated May 15, 2003 announcing that a
Plan of Arrangement between TransCanada Corporation and TransCanada PipeLines Limited became effective is furnished herewith as Exhibit "1".


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     TRANSCANADA CORPORATION



                                     By: /s/ Rhondda E.S. Grant
                                         --------------------------------------
                                         Rhondda E.S. Grant
                                         Vice-President and Corporate Secretary

May 27, 2003

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                                EXHIBIT INDEX

1. News Release of the Registrant dated May 15, 2003 entitled "TransCanada Corporation Arrangement Effective Today".

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